Exhibit 99.4

THESTREET, INC.

NON QUALIFIED STOCK OPTION

STOCK OPTION AWARD AGREEMENT

This award is made outside of, and not from, the Company’s 2007 Performance Incentive Plan, (the “Plan”). Nevertheless, this award is subject to the terms and conditions set forth in the Plan, any rules and regulations adopted by the Board of Directors of the Company (the “Board”) or the committee of the Board which administers the Plan (the “Committee”), and this Stock Option Award Agreement (the “Award Agreement”). Unless otherwise defined herein, the terms defined in the TheStreet, Inc. (the “Company”) 2007 Performance Incentive Plan, as amended and restated effective April 14, 2015 (the “Plan”) will have the same defined meanings in this Award Agreement. The Option shall be deemed to be a non-qualified stock option within the meaning of the Internal Revenue Code of 1986, as amended. This award is intended to be granted as NASDAQ inducement grants qualifying for the exception to stockholder approval of stock option grants under NASDAQ rule 5635(c)(4) and, therefore, as a condition to receipt of the award, you must complete an execute the attached Investment Representation included herein as Exhibit C.

NOTICE OF STOCK OPTION GRANT

Participant Name: Margaret DeLuna

Address:      c/ o TheStreet, Inc. 14 Wall Street, 15th Floor, NY NY 10005

You (“Participant”) have been granted an option to purchase common stock of the Company (the “Option”), subject to the terms and conditions of the Plan and this Award Agreement, as follows:

Date of Grant	March 31, 2016

Vesting Commencement Date	March 31, 2016

Exercise Price per Share	$1.24

Total Number of Shares Granted	150,000

Total Exercise Price	$186,000

Type of Option:	U.S. Non-Qualified Stock Option

Term/Expiration Date:	March 31, 2023

Vesting Schedule:

Subject to Participant being a Service Provider (as defined below in Section 3 of Exhibit A) on each vesting date, the requirements of Section 2 of this Award Agreement and any acceleration provisions contained in the Plan or set forth below, the Option may be exercised, in whole or in part, in accordance with the following schedule:

Date	Number of Shares of Stock

March 31, 2017	50,000

The last calendar day of each month from April 30, 2017 to March 31, 2019, inclusive	1/36th of 150,000 Shares, rounded down to the nearest whole Share inclusive of any prior remaining fractions

Accelerated Vesting in Certain Events:

Notwithstanding the Vesting Schedule above, upon the occurrence of any of the following events, the then-unvested portion of the Option shall become exercisable and may be exercised; provided that such portion of the Option only may be exercised within ninety (90) calendar days from the occurrence of such event (but in no event beyond the date set forth in Section 3): (i) the termination of your employment by the Company or any subsidiary thereof without Cause (as defined below) prior to a Change of Control (as defined in the Plan) if such termination is related to the Change of Control; or (ii) a Change of Control, unless (A) either (x) the Company is the surviving corporation in the Change of Control and the award reflected in this Award Agreement is equitably adjusted pursuant to Section 4.4 of the Plan or (y) the award reflected in this Award Agreement is assumed or replaced by a successor and (B) the award as so adjusted, assumed or replaced (x) has substantially the same potential economic benefits and vesting terms as did the award immediately prior to the Change of Control and (y) provides that the award immediately shall become fully vested and exercisable upon the termination of your employment (by the Company or any subsidiary thereof or by a successor or any affiliate thereof) without Cause at any time (provided that such portion of the Option only may be exercised within ninety (90) calendar days from such termination (but in no event beyond the Term/Expiration Date)). If you are employed by a successor or any affiliate thereof following a Change of Control, references in this Award Agreement to the Company shall be understood to be references to the successor or any such affiliate regarding matters related to the occurrence of non-occurrence of events from and after the date you become employed by the successor or such affiliate.

Termination Period:

The Option, to the extent vested in accordance with the above schedule or pursuant to any vesting acceleration provision as of the date Participant ceases to be a Service Provider, will be exercisable for ninety (90) days after Participant ceases to be a Service Provider, unless such termination of Service (as defined below in Section 3 of Exhibit A) is due to Participant’s death or Disability (as defined below in Section 3 of Exhibit A), in which case the Option will be exercisable for six (6) months after Participant ceases to be Service Provider. Provided, however, in no event may the Option be exercised after the Term/Expiration Date as provided above and may be subject to earlier termination as provided in Sections 14 or 15 of the Plan. Notwithstanding the foregoing, if the Company terminates Participant’s Service for Cause (as defined in below in Section 3 of Exhibit A), the Option, whether not vested, shall be immediately terminated and may not be exercised effective as of the date Participant ceases to be a Service Provider.

By Participant’s signature and the signature of the Company’s representative below, Participant and the Company agree that the Option is granted under and governed by the terms and conditions of the Plan and this Award Agreement, including the Terms and Conditions of Stock Option Grant, attached hereto as Exhibit A, all of which are made a part of this document. Participant has reviewed the Plan and this Award Agreement in their entirety, has had an opportunity to obtain the advice of counsel prior to executing this Award Agreement and fully understands all provisions of the Plan and Award Agreement. Participant hereby agrees to accept as binding, conclusive and final all decisions or interpretations of the Committee upon any questions relating to the Plan and Award Agreement. Participant further agrees to notify the Company upon any change in the residence address indicated below.

PARTICIPANT:	THESTREET, INC.

/s/Margaret DeLuna	Larry Kramer_____________________
Signature	By

Margaret DeLuna	Chairman& CEO____________
Print Name	Title

Residence Address:

[Signature Page to Stock Option Award Agreement]

EXHIBIT A

TERMS AND CONDITIONS OF STOCK OPTION GRANT

1.          Grant of Option. The Company hereby grants to Participant named in the Notice of Grant attached as Part I of this Award Agreement (the “Participant”) an option (the “Option”) to purchase the number of Shares (as defined below), as set forth in the Notice of Grant, at the exercise price per Share set forth in the Notice of Grant (the “Exercise Price”), subject to all of the terms and conditions in this Award Agreement and the Plan, which is incorporated herein by reference. In the event of a conflict between the terms and conditions of the Plan and the terms and conditions of this Award Agreement, the terms and conditions of the Plan will prevail.

2.          Vesting Schedule. The Option awarded by this Award Agreement will vest in accordance with the vesting provisions set forth in the Notice of Grant. Shares scheduled to vest on a certain date or upon the occurrence of a certain condition will not vest in Participant in accordance with any of the provisions of this Award Agreement, unless Participant continuously provides Service from the Date of Grant until the date such vesting occurs. Service Provider status will end on the last day Participant provides active service to the Company or a Related Company and will not be extended by any notice of termination period that may be required under applicable local law.

3.          Defined Terms. For purposes of this Award Agreement, the following terms shall have the following meanings:

(a)          “Cause” shall be determined by the Committee in the exercise of its good faith judgment, in accordance with the following guidelines: (i) Participant’s willful misconduct or gross negligence in the performance of Participant’s obligations, duties and responsibilities of Participant’s position with the Company (including those as an employee of the Company set forth in the Company’s Code of Business Conduct and Ethics dated June 1, 2006, as same may be amended from time to time provided such amendment affects all executive officers of the Company), (ii) Participant’s dishonesty or misappropriation, in either case that is willful and material, relating to the Company or any of its funds, properties, or other assets, (iii) Participant’s inexcusable repeated or prolonged absence from work (other than as a result of, or in connection with, a Disability), (iv) any unauthorized disclosure by Participant of Confidential Information (as defined below) or proprietary information of the Company in violation of Section 11(d), which is reasonably likely to result in material harm to the Company, (v) Participant’s conviction of a felony (including entry of a guilty or nolo contender plea) involving fraud, dishonesty, or moral turpitude, (vi) a violation of federal or state securities laws, or (vii) the failure by Participant to attempt to perform faithfully the duties and responsibilities of Participant’s position with the Company, or other material breach by Participant of this Award Agreement, provided any such failure or breach described in clauses (i), (ii), (iii), (iv), (vi) and (vii) is not cured, to the extent cure is possible, by Participant within thirty (30) days after written notice thereof from the Company to Participant; provided, however, that no failure or breach described in clauses (i), (ii), (iii), (iv), (vi) and (vii) shall constitute Cause unless (x) the Company first gives Participant written notice of its intention to terminate Participant’s Service for Cause and the grounds of such termination no fewer than ten (10) days prior to the date of termination; and (y) Participant is provided an opportunity to appear before the Board, with or without legal representation at Participant’s election to present arguments on Participant’s own behalf; and (z) if Participant elects to so appear, such failure or breach is not cured, to the extent cure is possible, within thirty (30) days after written notice from the Company to Participant that, following such appearance, the Board has determined in good faith that Cause exists and has not, following the initial notice from the Company, been cured; provided further, however, that notwithstanding anything to the contrary in this Award Agreement and subject to the other terms of this proviso, the Company may take any and all actions, including without limitation suspension (but not without pay), it deems appropriate with respect to Participant and Participant’s duties at the Company pending such appearance and subsequent to such appearance during which such failure or breach has not been cured. No act or failure to act on Participant’s part will be considered “willful” unless done, or omitted to be done, by Participant not in good faith and without reasonable belief that Participant’s action or omission was in the best interests of the Company.

(b)          “Confidential Information” shall mean any information including without limitation plans, specifications, models, samples, data, customer lists and customer information, computer programs and documentation, and other technical and/or business information, in whatever form, tangible or intangible, that can be communicated by whatever means available at such time, that relates to the Company’s current business or future business contemplated during Participant’s Service, products, services and development, or information received from others that the Company is obligated to treat as confidential or proprietary (provided that such confidential information shall not include any information that (a) has become generally available to the public or is generally known in the relevant trade or industry other than as a result of an improper disclosure by Participant, or (b) was available to or became known to Participant prior to the disclosure of such information on a non-confidential basis without breach of any duty of confidentiality to the Company), and Participant shall not disclose such confidential information to any Person (as defined below) other than the Company, except with the prior written consent of the Company, as may be required by law or court or administrative order (in which event Participant shall so notify the Company as promptly as practicable), or in performance of Participant’s duties on behalf of the Company.

(c)          “Competitive Activity” means Participant’s service as a director, officer, employee, principal, agent, stockholder, member, owner or partner of, or Participant permits Participant’s name to be used in connection with the activities of, any other business or organization anywhere in the United States, or in any other geographic area in which the Company or any of its subsidiaries operates or with respect to which the Company provides financial news and commentary coverage (or from which such other business or organization provides financial news and commentary coverage of the United States), which engages in a business that competes with any business in which the Company or any subsidiary is engaged (a “Competing Business”); provided, however, that, notwithstanding the foregoing, it shall not be a Competitive Activity for Participant to (i) become the registered or beneficial owner of up to three percent (3%) of any class of capital stock of a competing corporation registered under the Securities Exchange Act of 1934, as amended, provided that Participant does not otherwise participate in the business of such corporation or (ii) work in a non-competitive business of a company which is carrying on a Competing Business, the revenues of which represent less than twenty percent (20%) of the consolidated revenues of that company, or, as a result thereof, owning compensatory equity in that company.

(d)         “Disability” shall mean physical or mental incapacity of a nature which prevents Participant, in the good faith judgment of the Committee, from performing the duties and responsibilities of Participant’s position with the Company for a period of ninety (90) consecutive days or one hundred and fifty (150) days during any year, with each year under this Award Agreement commencing on each anniversary of the date hereof.

(e)         “Fair Market Value” of a Share on any date shall be (i) if the principal market for the Stock is a national securities exchange, the closing sales price per Share on such day (or, if such exchange is not open on such day, on the next day such exchange is open) as reported by such exchange or on a consolidated tape reflecting transactions on such exchange, or (ii) if the principal market for the Stock is not a national securities exchange, the closing average of the highest bid and lowest asked prices per Share on such day (or, if such exchange is not open on such day, on the next day such exchange is open) as reported by the market upon which the Stock is quoted, or an independent dealer in the Stock, as determined by the Company in good faith; provided, however, that if clauses (i) and (ii) are all inapplicable, or if no trades have been made and no quotes are available for such day, the Fair Market Value of the Stock shall be determined by the Committee in good faith by any method consistent with applicable regulations adopted by the United States Treasury Department relating to stock options or stock valuation.

(f)          “Person” shall mean an individual, corporation, partnership, limited liability company, limited liability partnership, association, trust or other unincorporated organization or entity.

(g)         “Service” shall mean the period during which a Participant is a Service Provider.

(h)         “Service Provider” shall mean an employee, director, or consultant of the Company or a Related Company. The Committee shall have the absolute discretion to determine the date and circumstances of Participant ceasing to be a Service Provider, and its determination shall be final, conclusive and binding on Participant.

(i)          ”Share” shall mean a share of Stock.

4.          Committee Discretion. The Committee, in its discretion, may accelerate the vesting of the balance, or some lesser portion of the balance, of the unvested Option at any time, subject to the terms of the Plan. If so accelerated, such Option will be considered as having vested as of the date specified by the Committee. Additionally, the Committee, in its discretion, may extend the period that the vested portion of Participant’s Option remains exercisable after Participant ceases to be a Service Provider, but not beyond the Term/Expiration Date set forth in the Notice of Grant.

5.          Exercise of Option.

(a)          Right to Exercise. The Option may be exercised only within the term set out in the Notice of Grant, and may be exercised during such term only in accordance with the Plan and the terms of this Award Agreement.

(b)          Method of Exercise. The Option is exercisable by delivery of an exercise notice, in the form attached as Exhibit B (the “Exercise Notice”) or in a manner and pursuant to such procedures as the Committee may determine, which will state the election to exercise the Option, the number of Shares in respect of which the Option is being exercised (the “Exercised Shares”), and such other representations and agreements as may be required by the Company pursuant to the provisions of the Plan. The Exercise Notice will be completed by Participant and delivered to the Company. The Exercise Notice will be accompanied by payment of the aggregate Exercise Price as to all Exercised Shares together with any applicable tax withholding. The Option will be deemed to be exercised upon receipt by the Company of such fully executed Exercise Notice accompanied by such aggregate Exercise Price.

(c)                The Exercised Shares shall be delivered to Participant as soon as practicable and, at the Company’s election, the Company may affect such delivery by causing such number of Shares to be deposited via DWAC into a brokerage account in Participant’s name. Shares delivered upon the exercise of the Option will be fully transferable (subject to any applicable securities law restrictions) and not subject to forfeiture and will entitle the holder to all rights of a stockholder of the Company.

6.          Method of Payment. Payment of the aggregate Exercise Price will be by any of the following, or a combination thereof, at the election of Participant.

(a)          cash (U.S. dollars); or

(b)          check, bank draft, money order or wire transfer (denominated in U.S. dollars); or

(c)          consideration received by the Company under a formal cashless exercise program adopted by the Company in connection with the Plan.

7.          Tax Obligations.

(a)          Withholding Taxes. Regardless of any action the Company or Participant’s employer (the “Employer”) takes with respect to any or all applicable national, local, or other tax or social contribution, withholding, required deductions, or other payments, if any, that arise upon the grant, vesting, or exercise of the Option, the holding or subsequent sale of Shares, and the receipt of dividends, if any (“Tax-Related Items”), Participant acknowledges and agrees that the ultimate liability for all Tax-Related Items legally due by Participant is and remains Participant’s responsibility and may exceed the amount actually withheld by the Company or the Employer. Participant further acknowledges that the Company and/or the Employer (a) makes no representations or undertakings regarding the treatment of any Tax-Related Items in connection with any aspect of the Option, including the grant, vesting, or exercise of the Option, the subsequent sale of Shares acquired under the Plan and the receipt of dividends, if any; and (b) does not commit to and is under no obligation to structure the terms of the Option or any aspect of the Option to reduce or eliminate Participant’s liability for Tax-Related Items, or achieve any particular tax result. Further, if Participant has become subject to tax in more than one jurisdiction between the date of grant and the date of any relevant taxable event, Participant acknowledges that the Company and/or the Employer (or former employer, as applicable) may be required to withhold or account for Tax-Related Items in more than one jurisdiction.

(b)         No payment will be made to Participant (or his or her estate or beneficiary) for an Option unless and until satisfactory arrangements (as determined by the Company) have been made by Participant with respect to the payment of any Tax-Related Items obligations of the Company and/or the Employer with respect to the Option. In this regard, Participant authorizes the Company and/or the Employer, or their respective agents, at their discretion, to satisfy the obligations with regard to all Tax-Related Items by one or a combination of the following:

(i)          withholding from Participant’s wages or other cash compensation paid to Participant by the Company or the Employer; or

(ii)         withholding from proceeds of the sale of Shares acquired upon exercise of the Option, either through a voluntary sale or through a mandatory sale arranged by the Company (on Participant’s behalf pursuant to this authorization); or

(iii)        withholding in Shares to be issued upon exercise of the Option; or

(iv)        surrendering already-owned Shares having a Fair Market Value equal to the Tax-Related Items that have been held for such period of time to avoid adverse accounting consequences.

If the obligation for Tax-Related Items is satisfied by withholding Shares, Participant is deemed to have been issued the full number of Shares purchased for tax purposes, notwithstanding that a number of the Shares is held back solely for the purpose of paying the Tax-Related Items due as a result of Participant’s participation in the Plan. Participant shall pay to the Company or Employer any amount of Tax-Related Items that the Company may be required to withhold as a result of Participant’s participation in the Plan that cannot be satisfied by one or more of the means previously described in this Section 7. Participant acknowledges and agrees that the Company may refuse to honor the exercise and refuse to issue or deliver the Shares or the proceeds of the sale of Shares if Participant fails to comply with his or her obligations in connection with the Tax-Related Items.

(c)          Notice of Disqualifying Disposition of ISO Shares. If the Option granted to Participant herein is an ISO, and if Participant sells or otherwise disposes of any of the Shares acquired pursuant to the ISO on or before the later of (i) the date two (2) years after the Grant Date, or (ii) the date one (1) year after the date of exercise, Participant will immediately notify the Company in writing of such disposition. Participant agrees that Participant may be subject to income tax withholding by the Company on the compensation income recognized by Participant.

(d)          Code Section 409A (Applicable Only to Participants Subject to U.S. Taxes). Under Code Section 409A, an option that vests after December 31, 2004 (or that vested on or prior to such date but which was materially modified after October 3, 2004) that was granted with a per Share exercise price that is determined by the Internal Revenue Service (the “IRS”) to be less than the Fair Market Value of a Share on the date of grant (a “Discount Option”) may be considered “deferred compensation.” A Discount Option may result in (i) income recognition by Participant prior to the exercise of the option, (ii) an additional twenty percent (20%) federal income tax, and (iii) potential penalty and interest charges. The Discount Option may also result in additional state income, penalty and interest charges to Participant. Participant acknowledges that the Company cannot and has not guaranteed that the IRS will agree that the per Share exercise price of the Option equals or exceeds the Fair Market Value of a Share on the Date of Grant in a later examination. Participant agrees that if the IRS determines that the Option was granted with a per Share exercise price that was less than the Fair Market Value of a Share on the date of grant, Participant will be solely responsible for Participant’s costs related to such a determination.

8.          Rights as Stockholder. Neither Participant nor any person claiming under or through Participant will have any of the rights or privileges of a stockholder of the Company in respect of any Shares deliverable hereunder unless and until certificates representing such Shares will have been issued, recorded on the records of the Company or its transfer agents or registrars, and delivered to Participant. After such issuance, recordation and delivery, Participant will have all the rights of a stockholder of the Company with respect to voting such Shares and receipt of dividends and distributions on such Shares.

9.          No Guarantee of Continued Service. PARTICIPANT ACKNOWLEDGES AND AGREES THAT THE VESTING OF SHARES PURSUANT TO THE VESTING SCHEDULE HEREOF IS EARNED ONLY BY CONTINUING AS A SERVICE PROVIDER AT THE WILL OF THE COMPANY AND NOT THROUGH THE ACT OF BEING HIRED, BEING GRANTED THE OPTION OR ACQUIRING SHARES HEREUNDER. PARTICIPANT FURTHER ACKNOWLEDGES AND AGREES THAT THIS AWARD AGREEMENT, THE TRANSACTIONS CONTEMPLATED HEREUNDER AND THE VESTING SCHEDULE SET FORTH HEREIN DO NOT CONSTITUTE AN EXPRESS OR IMPLIED PROMISE OF CONTINUED ENGAGEMENT AS A SERVICE PROVIDER FOR THE VESTING PERIOD, FOR ANY PERIOD, OR AT ALL, AND WILL NOT INTERFERE IN ANY WAY WITH PARTICIPANT’S RIGHT OR THE RIGHT OF THE COMPANY TO TERMINATE PARTICIPANT’S RELATIONSHIP AS A SERVICE PROVIDER AT ANY TIME, WITH OR WITHOUT CAUSE (SUBJECT TO APPLICABLE LOCAL LAWS).

10.        Nature of Grant. In accepting the Option, Participant acknowledges that:

(a)          the Plan is established voluntarily by the Company, it is discretionary in nature and it may be modified, amended, suspended or terminated by the Company at any time;

(b)         the grant of the Option is voluntary and occasional and does not create any contractual or other right to receive future grants of Options, or benefits in lieu of Options even if Options have been granted repeatedly in the past;

(c)         all decisions with respect to future awards of Options, if any, will be at the sole discretion of the Company;

(d)         Participant’s participation in the Plan is voluntary;

(e)         the Option and the Shares subject to the Option are an extraordinary items that do not constitute regular compensation for services rendered to the Company or the Employer, and that are outside the scope of Participant’s employment contract, if any;

(f)          the Option and the Shares subject to the Option are not intended to replace any pension rights or compensation;

(g)         the Option and the Shares subject to the Option are not part of normal or expected compensation or salary for any purposes, including, but not limited to, calculating any severance, resignation, termination, redundancy, dismissal, or end of service payments, bonuses, long-service awards, pension or retirement or welfare benefits or similar payments and in no event should be considered as compensation for, or relating in any way to, past services for the Company or the Employer;

(h)         the future value of the underlying Shares is unknown and cannot be predicted with certainty; further, if Participant exercises the Option and obtains Shares, the value of the Shares acquired upon exercise may increase or decrease in value, even below the Exercise Price;

(i)          Participant also understands that neither the Company, nor any Affiliate is responsible for any foreign exchange fluctuation between local currency and the United States Dollar that may affect the value of the Option;

(j)          in consideration of the grant of the Option, no claim or entitlement to compensation or damages shall arise from forfeiture of the Option resulting from termination of Service by the Employer (for any reason whatsoever and whether or not in breach of local labor laws), and Participant irrevocably releases the Employer from any such claim that may arise; if, notwithstanding the foregoing, any such claim is found by a court of competent jurisdiction to have arisen, Participant shall be deemed irrevocably to have waived his or her entitlement to pursue such claim; and

(k)         the Option and the benefits under the Plan, if any, will not automatically transfer to another company in the case of a merger, take-over or transfer of liability.

11.        Restrictive Covenants.

(a)          Non-Solicitation of Employees. Participant agrees that, during Participant’s Service and through the end of one (1) year after the cessation of Participant’s Service, Participant will not solicit for employment or hire, in any business enterprise or activity, any employee of the Company or any subsidiary who was employed by the Company or a subsidiary during Participant’s Service provided that (a) the foregoing shall not be violated by any general advertising not targeted at any Company or subsidiary employees nor by Participant serving as a reference upon request, and (b) Participant may solicit and hire any one or more former employees of the Company or its subsidiaries who had ceased being such an employee for a period of at least six (6) months prior to any such solicitation or hiring.

(b)         Non-Solicitation of Clients and Vendors. Participant agrees that, during Participant’s Service and through the end of one (1) year after the cessation of Participant’s Service, Participant will not solicit, in any business enterprise or activity, any client, customer, licensee, licensor, third-party service provider or vendor (a “Business Relation”) of the Company or any subsidiary who was a Business Relation of the Company or any subsidiary during Participant’s Service to (i) cease being a Business Relation of the Company or any subsidiary or (ii) become a Business Relation of a Competing Business unless (without Participant having solicited such third party to cease such relationship) such third party ceased being a Business Relation of the Company or any subsidiary for a period of at least six (6) months prior to such solicitation.

(c)          Non-Disparagement. During Participant’s Service and indefinitely thereafter, neither party shall make any statements, written or oral, to any third party which disparage, criticize, discredit or otherwise operate to the detriment of Participant or the Company, its present or former officers, shareholders, directors and employees and their respective business reputation and/or goodwill, provided, however, that nothing in this Section 11(c) shall prohibit either party from (i) making any truthful statements or disclosures required by applicable law regulation or (ii) taking any action to enforce its rights under this Award Agreement or any other agreement in effect between the parties.

(d)          Confidentiality.

(i)          During Participant’s Service and indefinitely thereafter, Participant shall keep secret and retain in strictest confidence, any and all Confidential Information relating to the Company, except where Participant’s disclosure or use of such Confidential Information is in furtherance of the performance by Participant of Participant’s duties to the Company and not for personal benefit or the benefit of any interest adverse to the Company’s interests. Further, this Section 11(d) shall not prevent Participant from disclosing Confidential Information in connection with any litigation, arbitration or mediation to enforce this Award Agreement or other agreement between the parties, provided such disclosure is necessary for Participant to assert any claim or defense in such proceeding.

(ii)         Upon Participant’s termination of Service for any reason, Participant shall return to the Company all copies, reproductions and summaries of Confidential Information in Participant’s possession and use reasonable efforts to erase the same from all media in Participant’s possession, and, if the Company so requests, shall certify in writing that Participant has done so, except that Participant may retain such copies, reproductions and summaries during any period of litigation, arbitration or mediation referred to in Section 11(d)(i). All Confidential Information is and shall remain the property of the Company (or, in the case of information that the Company receives from a third party which it is obligated to treat as confidential, then the property of such third party); provided, Participant shall be entitled to retain copies of (i) information showing Participant’s compensation or relating to reimbursement of expenses, (ii) information that is required for the preparation of Participant’s personal income tax return, (iii) documents provided to Participant in Participant’s capacity as a participant in any employee benefit plan, policy or program of the Company and (iv) this Award Agreement and any other agreement by and between Participant and the Company with regard to Participant’s Service or termination thereof.

(iii)        All Intellectual Property (as hereinafter defined) and Technology (as hereinafter defined) created, developed, obtained or conceived of by Participant during Participant’s Service, and all business opportunities presented to Participant during Participant’s Service, shall be owned by and belong exclusively to the Company, provided that they reasonably relate to any of the business of the Company on the date of such creation, development, obtaining or conception, and Participant shall (i) promptly disclose any such Intellectual Property, Technology or business opportunity to the Company, and (ii) execute and deliver to the Company, without additional compensation, such instruments as the Company may require from time to time to evidence its ownership of any such Intellectual Property, Technology or business opportunity. For purposes of this Award Agreement, (x) the term “Intellectual Property” means and includes any and all trademarks, trade names, service marks, service names, patents, copyrights, and applications therefor, and (y) the term “Technology” means and includes any and all trade secrets, proprietary information, invention, discoveries, know-how, formulae, processes and procedures.

The parties acknowledge that the restrictions contained in this Section 11 are a reasonable and necessary protection of the immediate interests of the Company, and any violation of these restrictions could cause substantial injury to the Company and that the Company would not have entered into this Award Agreement, without receiving the additional consideration offered by Participant in binding Participant’s self to any of these restrictions. In the event of a breach or threatened breach by Participant of any of these restrictions, the Company shall be entitled to apply to any court of competent jurisdiction for an injunction restraining Participant from such breach or threatened breach; provided, however, that the right to apply for an injunction shall not be construed as prohibiting the Company from pursuing any other available remedies for such breach or threatened breach.]

12.        No Advice Regarding Grant. The Company is not providing any tax, legal or financial advice, nor is the Company making any recommendations regarding Participant’s participation in the Plan, or Participant’s acquisition or sale of the underlying Shares. Participant is hereby advised to consult with his or her own personal tax, legal and financial advisors regarding Participant’s participation in the Plan before taking any action related to the Plan.

13.        Data Privacy. Participant hereby explicitly and unambiguously consents to the collection, use and transfer, in electronic or other form, of Participant’s personal data as described in this Agreement by and among, as applicable, the Company and its Affiliates for the exclusive purpose of implementing, administering and managing Participant’s participation in the Plan.

Participant understands that the Company and its Affiliates may hold certain personal information about Participant, including, but not limited to, Participant’s name, home address and telephone number, date of birth, social insurance number or other identification number, salary, nationality, job title, any shares of stock or directorships held in the Company or any Affiliate, details of all Options or any other entitlement to shares of stock awarded, canceled, exercised, vested, unvested or outstanding in Participant’s favor, for the exclusive purpose of implementing, administering and managing the Plan (“Personal Data”). Participant understands that Personal Data may be transferred to any third parties assisting in the implementation, administration and management of the Plan, that these recipients may be located in the United States, Participant’s country (if different than the United States), or elsewhere, and that the recipient’s country may have different data privacy laws and protections than Participant’s country.

For Participants located in the European Union, the following paragraph applies: Participant understands that he or she may request a list with the names and addresses of any potential recipients of the Personal Data by contacting Participant’s local human resources representative. Participant authorizes the recipients to receive, possess, use, retain and transfer the Personal Data, in electronic or other form, for the purposes of implementing, administering and managing Participant’s participation in the Plan, including any requisite transfer of such Personal Data as may be required to a broker or other third party with whom Participant may elect to deposit any Shares received upon exercise of the Option. Participant understands that Personal Data will be held only as long as is necessary to implement, administer and manage Participant’s participation in the Plan. Participant understands that he or she may, at any time, view Personal Data, request additional information about the storage and processing of Personal Data, require any necessary amendments to Personal Data or refuse or withdraw the consents herein, without cost, by contacting in writing Participant’s local human resources representative. Participant understands that refusal or withdrawal of consent may affect Participant’s ability to participate in the Plan or to realize benefits from the Option. For more information on the consequences of Participant’s refusal to consent or withdrawal of consent, Participant understands that he or she may contact his or her local human resources representative.

14.        Address for Notices. Any notice to be given to the Company under the terms of this Award Agreement will be addressed to the Company, in care of the Compensation Committee Chair, TheStreet, Inc., 14 Wall Street, 15th Floor, New York, NY 10005 or at such other address as the Company may hereafter designate in writing.

15.        Non-Transferability of Option. The Option may not be sold, transferred, assigned, pledged or otherwise encumbered by Participant in whole or in part in any manner; provided that the forgoing shall not affect Participant’s right to name a beneficiary under Section 13 of the Plan. The Option may be exercised only by Participant during Participant’s lifetime. In the event of Participant’s death, the Option may be exercised (at any time prior to its expiration or termination as provided in this Award Agreement) by the executor or administrator of Participant’s estate or by a person who acquired the right to exercise the Option by will or pursuant to the laws of descent and distribution.

16.        Binding Agreement. Subject to the limitation on the transferability of this grant contained herein, this Award Agreement will be binding upon and inure to the benefit of the heirs, legatees, legal representatives, successors and assigns of the parties hereto.

17.        Additional Conditions to Issuance of Stock. If at any time the Company will determine, in its discretion, that the listing, registration or qualification of the Shares upon any securities exchange or under any state, federal or foreign law, or the consent or approval of any governmental regulatory authority is necessary or desirable as a condition to the issuance of Shares to Participant (or his or her estate), such issuance will not occur unless and until such listing, registration, qualification, consent or approval will have been effected or obtained free of any conditions not acceptable to the Company. The Company will make all reasonable efforts to meet the requirements of any such state, federal or foreign law or securities exchange and to obtain any such consent or approval of any such governmental authority. Assuming such compliance, for income tax purposes the Exercised Shares will be considered transferred to Participant on the date the Option is exercised with respect to such Exercised Shares.

18.        Plan Governs. This Award Agreement is subject to all terms and provisions of the Plan. In the event of a conflict between one or more provisions of this Award Agreement and one or more provisions of the Plan, the provisions of the Plan will govern. Capitalized terms used and not defined in this Award Agreement will have the meaning set forth in the Plan.

19.        Committee Authority. The Committee will have the power to interpret the Plan and this Award Agreement and to adopt such rules for the administration, interpretation and application of the Plan as are consistent therewith and to interpret or revoke any such rules (including, but not limited to, the determination of whether or not any Shares subject to the Option have vested). All actions taken and all interpretations and determinations made by the Committee in good faith will be final and binding upon Participant, the Company and all other interested persons. No member of the Committee will be personally liable for any action, determination or interpretation made in good faith with respect to the Plan or this Award Agreement.

20.        Electronic Delivery. The Company may, in its sole discretion, decide to deliver any documents related to Options awarded under the Plan or future options that may be awarded under the Plan by electronic means or request Participant’s consent to participate in the Plan by electronic means. Participant hereby consents to receive such documents by electronic delivery and agrees to participate in the Plan through any on-line or electronic system established and maintained by the Company or another third party designated by the Company.

21.        Language. If Participant has received this Agreement, including Appendices, or any other document related to the Plan translated into a language other than English, and the meaning of the translated version is different than the English version, the English version will control.

22.        Imposition of Other Requirements. The Company reserves the right to impose other requirements on Participant’s participation in the Plan, on the Option and on any Shares acquired under the Plan, to the extent the Company determines it is necessary or advisable in order to comply with local law or facilitate the administration of the Plan, and to require Participant to sign any additional agreements or undertakings that may be necessary to accomplish the foregoing.

23.        Captions. Captions provided herein are for convenience only and are not to serve as a basis for interpretation or construction of this Award Agreement.

24.        Agreement Severable. In the event that any provision in this Award Agreement will be held invalid or unenforceable, such provision will be severable from, and such invalidity or unenforceability will not be construed to have any effect on, the remaining provisions of this Award Agreement.

25.        Modifications to the Agreement. This Award Agreement constitutes the entire understanding of the parties on the subjects covered. Participant expressly warrants that he or she is not accepting this Award Agreement in reliance on any promises, representations, or inducements other than those contained herein. Modifications to this Award Agreement or the Plan can be made only in an express written contract executed by a duly authorized officer of the Company. Notwithstanding anything to the contrary in the Plan or this Award Agreement, the Company reserves the right to revise this Award Agreement as it deems necessary or advisable, in its sole discretion and without the consent of Participant, to comply with Code Section 409A or to otherwise avoid imposition of any additional tax or income recognition under Section 409A of the Code in connection to the Option.

26.        Amendment, Suspension or Termination of the Plan. By accepting this Award, Participant expressly warrants that he or she has received an Option under the Plan, and has received, read and understood a description of the Plan. Participant understands that the Plan is discretionary in nature and may be amended, suspended or terminated by the Company at any time.

27.        Governing Law. This Award Agreement will be governed by the laws of the State of New York, without giving effect to the conflict of law principles thereof. For purposes of litigating any dispute that arises under the Plan or this Award Agreement, the parties hereby submit to and consent to the jurisdiction of the State of New York, and agree that such litigation will be conducted in the courts of the County of New York, New York, or the federal courts for the United States for the Southern District of New York, and no other courts, where the Option is made and/or related Services are to be performed.

EXHIBIT B

THESTREET, INC.

2007 PERFORMANCE INCENTIVE PLAN

EXERCISE NOTICE

TheStreet, Inc.

14 Wall Street, 15th Floor

New York, NY 10005

(a)          Exercise of Option. Effective as of today, ________________, _____, the undersigned (“Purchaser”) hereby elects to purchase ______________ shares (the “Shares”) of the Stock of TheStreet, Inc. (the “Company”) under and pursuant to the 2007 Performance Incentive Plan (the “Plan”) and the Stock Option Award Agreement dated ________ (the “Award Agreement”). The purchase price for the Shares will be $_____________, as required by the Award Agreement.

(b)          Delivery of Payment. Purchaser herewith delivers to the Company the full purchase price of the Shares and any required tax withholding to be paid in connection with the exercise of the Option.

(c)          Representations of Purchaser. Purchaser acknowledges that Purchaser has received, read and understood the Plan and the Award Agreement and agrees to abide by and be bound by their terms and conditions.

(d)          Rights as Stockholder. Until the issuance (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company) of the Shares, no right to vote or receive dividends or any other rights as a stockholder will exist with respect to the Shares subject to the Option, notwithstanding the exercise of the Option. The Shares so acquired will be issued to Purchaser as soon as practicable after exercise of the Option. No adjustment will be made for a dividend or other right for which the record date is prior to the date of issuance, except as provided in Section 4.4 of the Plan.

(e)          Tax Consultation. Purchaser understands that Purchaser may suffer adverse tax consequences as a result of Purchaser’s purchase or disposition of the Shares. Purchaser represents that Purchaser has consulted with any tax consultants Purchaser deems advisable in connection with the purchase or disposition of the Shares and that Purchaser is not relying on the Company for any tax advice.

(f)           Entire Agreement; Governing Law. The Plan and Award Agreement are incorporated herein by reference. This Exercise Notice, the Plan and the Award Agreement constitute the entire agreement of the parties with respect to the subject matter hereof and supersede in their entirety all prior undertakings and agreements of the Company and Purchaser with respect to the subject matter hereof, and may not be modified adversely to the Purchaser’s interest except by means of a writing signed by the Company and Purchaser. This agreement is governed by the internal substantive laws, but not the choice of law rules, of the State of New York.

Submitted by:	Accepted by:

PURCHASER:	THESTREET, INC

Signature	By

Print Name	Title

Address:

Date Received